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                             SECURITIES AND EXCHANGE COMMISSION
                                                 Washington, DC 20549


                                                        SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                                            (Amendment No. 1 )

                                            Regency Bancorp.
                                                (Name of Issuer)
                                                         Common Stock
                                           (Title of Class of Securities)

                                                75884Q105
                                                (CUSIP Number)

                       Charles A. Nalbone, Bear, Stearns & Co. Inc.
                        115 South Jefferson Road, Whippany, NJ 07981
                                                   (973) 793-2202
                        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                                        July 7, 1999
                (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

        Check the following box if a fee is being paid with this statement
[   ] . (A fee is not required only if the reporting person:  1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO.  75884Q105

                                                        13D


        NAME OF REPORTING PERSON
        S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO. INC.
        IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                                              (a) [  ]
                                                              (b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
        WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d)(e):
                                                                  [ ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware

                                7       SOLE VOTING POWER:

                                                108,249

                                8       SHARED VOTING POWER:

                                                15,200

                                9       SOLE DISPOSITIVE POWER:

                                                108,249

                                10      SHARED DISPOSITIVE POWER:

                                                15,200

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                123,449

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*:
                                                                  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                                         4.70%

14      TYPE OF REPORTING PERSON*:
               BD

                                        See Instructions Before Filling Out!





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                                        Schedule 13D Amendment No. 1

     This statement constitutes Amendment No. 1 to the statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock of Regency Bancorp. (the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration

         Not applicable.


Item 5:  Interest in Securities of the Issuer (as of 07/07/99)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e)     On July 7, 1999, Bear Stearns sold 11,300 shares of
                Regency Bancorp. Therefore, Bear Stearns ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer since the date of its original filing.



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Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: July 07, 1999                             BEAR, STEARNS & CO. INC.


                                                By:    /s/
                                                Barry Cohen
                                                Senior Managing Director








                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                             Regency Bancorp.


                      Trades from 07/02/99 through 07/07/99


                                (Various Firm Accounts)

                      ***** 07/07 *****
11,300- REGENCY BANCORP-CALIF          20.0799       226,895.30-